Exhibit 99.1

Westport Optimizes Alternative Fuel Options for Fleets by Providing Ford 5.0L F-150 with Dedicated Propane Package

~Alternative Fuel Provider Adds Greater Diversity and Stability to Fleet Customers' Supply Chain~

VANCOUVER, July 7, 2015 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), engineering the world's most advanced natural gas engines and vehicles, today announced the company will offer dedicated, liquid propane systems for 2016 Ford 5.0L  F-150 trucks. This new liquid propane system will be offered in addition to Westport's compressed natural gas (CNG) package for 2016 Ford F-150 trucks. Both fuel options are part of the Westport WiNG™ Power System and are expected to be certified to EPA and CARB standards.

"We understand that many fleets use different types of alternative fuels based on availability and business needs," said Paul Shaffer, vice president and managing director of Westport's Dallas operations. "By offering dedicated liquid propane in addition to bi-fuel and dedicated CNG vehicles, we are evolving to a full-service alternative fuel provider for fleets operating the popular Ford F-150 pickup truck. We are putting the needs of fleets first and delivering stability to our customers' supply chain by offering diverse alternative fuel options."

Westport is taking advantage of Ford's new natural gas and propane gaseous-prep package, which is now available on model year 2016 vehicles. Designed to transport passengers and cargo, the 2016 Ford F-150 offers a 5.0 L engine with improved emissions compared to gasoline. The new aluminum alloy body reduces the weight of the truck by as much as 700 lbs. In addition, the existing Ford OEM warranty remains intact.

The benefits of Westport's new liquid propane system include:

•	Standard 24 gallon fuel tank or optional 16 gallon tank
•	Simplified maintenance of an easily replaceable inline filter
•	No additional scanning tools required for diagnostic service
•	Fuel pump life expectancy of 150,000 miles
•	Consistent volumetric efficiency resulting in superior power and emissions when compared to existing vapor propane systems

While most liquefied petroleum gas (LPG) offerings in the market today take up valuable truck bed space, Westport's tank packages will be located underbody, thereby creating additional capability and productivity for fleets.

Visit Westport's website for more information about the Westport WiNG™ Power System dedicated propane, as well as bi-fuel and dedicated CNG Ford vehicles at www.westport.com/wing.

About Westport
Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

Note:  This document contains forward-looking statements.  Forward-looking information is typically identified by words such as "anticipate", "estimate", "expect", "forecast", "may", "will", "could", "plan", "intend", "should", "believe", "outlook", "project", "potential", "target" and similar words suggesting future events or future performance.  In particular, this press release contains forward-looking information which includes statements regarding the availability and timing for offering of liquid propane systems for 2016 Ford 5.0L  F-150 trucks, EPA and CARB certifications, demand for our products, the future success of our business and technology strategies,  intentions of partners and potential customers, the performance and competitiveness of our products and expansion of product coverage and  future market opportunities. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and assumptions include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, the availability and price of natural gas and propane fuels,  global government stimulus packages, the acceptance of and shift to natural gas or propane fuel vehicles in fleet markets,  the development of competing technologies as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward- looking statements except as required by National Instrument 51-102.  The contents of any website, RSS feed or Twitter account referenced in this press release are not incorporated by reference herein.

SOURCE Westport Innovations Inc.

%CIK: 0001370416

For further information: Inquiries: Darren Seed, Vice President, Capital Markets & Communications, Westport, T: 604-718-2046, invest@westport.com; Media Inquiries: Heather Merry, Communications, T 604-718-2011, media@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 07-JUL-15